Exhibit 99.1

Jupai InvestorRoom

Jupai Files Annual Report on Form 20-F for Fiscal Year 2018

SHANGHAI, April 26, 2019 /PRNewswire/ — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission (“SEC”) on April 26, 2019. The annual report can be accessed on the Company’s investor relations website at http://jupai.investorroom.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to the Company’s IR Department at ir@jpinvestment.cn.

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SOURCE Jupai Holdings Limited

For further information: Jupai Holdings Limited, Harry He, Director of Investor Relations, Jupai Holdings Limited, Phone: +86 (21) 6026 9129, Email: ir@jpinvestment.cn; Philip Lisio, The Foote Group, Email: Jupai-IR@thefootegroup.com